Exhibit 8.1

List of Subsidiaries of the Registrant

Subsidiaries

Phoenix Satellite Television Information Limited

Phoenix New Media (Hong Kong) Company Limited

Fenghuang On-line (Beijing) Information Technology Co., Ltd.

Affiliated consolidated entities

Yifeng Lianhe (Beijing) Technology Co., Ltd.

Beijing Tianying Jiuzhou Network Technology Co., Ltd.

Subsidiary of affiliated consolidated entity

Beijing Tianying Chuangzhi Advertising Co., Ltd.